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SEC Mail SI
Mail Processing
Section

FEB 29 2008

Washington, DC
106

`08028904`

COMMISSION
549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-049708 -49877

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/07_____ AND ENDING_____12/31/07_____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Siebert Brandford Shank & Co., LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Wall Street

(No. and Street)

New York   New York   1005

    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel Diaz   (646) 775-4842

                             (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP

(Name - *if individual, state last, first, middle name*)

750 Third Avenue   New York   New York   10017

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____Daniel Diaz_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm _Siebert Brandford Shank & Co., LLC_, as of _December 31, 2007_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

_____
Controller
Title

_____
Notary Public

INNA KRASNIK
Notary Public, State of New York
No. 01KR6091570
Qualified in Kings County
Commission Expires April 28, 20 11
Certificate filed with New York County

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on internal accounting control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Eisner

Eisner LLP
Accountants and Advisors

SIEBERT, BRANDFORD, SHANK & CO., L.L.C.

FINANCIAL STATEMENTS

DECEMBER 31, 2007

(with supplementary information)

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Managers
Siebert, Brandford, Shank & Co., L.L.C.
New York, New York

We have audited the accompanying statement of financial condition of Siebert, Brandford, Shank & Co., L.L.C. as of December 31, 2007, and the related statements of operations, changes in members' capital, changes in subordinated borrowings, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements enumerated above present fairly, in all material respects, the financial position of Siebert, Brandford, Shank & Co., L.L.C. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Eisner LLP

New York, New York
February 26, 2008

SIEBERT, BRANDFORD, SHANK & CO., L.L.C.

Statement of Financial Condition
December 31, 2007

ASSETS

Cash and cash equivalents	$ 11,651,394
Accounts receivable	1,354,222
Securities owned, at market value	180,871
Receivable from broker	2,734,082
Receivable from affiliate	55,345
Secured demand notes	1,200,000
Furniture, equipment and leasehold improvements, net	204,190
Other assets	504,608
	$ 17,884,712

LIABILITIES AND MEMBERS' CAPITAL

Liabilities:	
Payable to affiliate	$ 188,581
Accounts payable and accrued expenses	6,595,662
	6,784,243
Subordinated debt	1,200,000
Members' capital	9,900,469
	$ 17,884,712

SIEBERT, BRANDFORD, SHANK & CO., L.L.C.

Statement of Operations
Year Ended December 31, 2007

Revenues:	
Investment banking	$ 20,942,441
Trading profits	2,896,590
Interest and other	586,643
	24,425,674
Expenses:	
Employee compensation and benefits	16,208,308
Clearing fees	552,552
Communications	635,037
Occupancy	661,172
Professional fees	97,276
Interest	96,000
State and local income tax	324,571
General and administrative	3,011,081
	21,585,997
Net income	$ 2,839,677

SIEBERT, BRANDFORD, SHANK & CO., L.L.C.

Statement of Changes in Members' Capital

Balance - January 1, 2007	$ 10,693,596
Distributions to members	(3,632,804)
Net income	2,839,677
Balance - December 31, 2007	$ 9,900,469

SIEBERT, BRANDFORD, SHANK & CO., L.L.C.

Statement of Changes in Subordinated Borrowings

Balance - January 1, 2007	$ 1,200,000
Borrowings	0
Repayments	0
Balance - December 31, 2007	**$ 1,200,000**

SIEBERT, BRANDFORD, SHANK & CO., L.L.C.

Statement of Cash Flows
Year Ended December 31, 2007

Cash flows from operating activities:	
Net income	$ 2,839,677
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	76,358
Changes in:	
Securities owned, at market value	(180,871)
Accounts receivable	(42,706)
Receivable from broker-dealers	3,419,046
Payable to affiliate	133,025
Receivable from affiliate	(44,436)
Other assets	(41,972)
Accounts payable and accrued expenses	(704,848)
Net cash provided by operating activities	5,453,273
Cash flows from investing activities:	
Purchase of property and equipment	(85,803)
Cash flows from financing activities:	
Distributions to members	(3,632,804)
Net decrease in cash and cash equivalents	1,734,666
Cash and cash equivalents - beginning of year	9,916,728
Cash and cash equivalents - end of year	**$ 11,651,394**
Supplemental disclosures of cash flow information:	
Taxes paid	$ 304,570
Interest paid	$ 96,000

SIEBERT, BRANDFORD, SHANK & CO., L.L.C.

Notes to Financial Statements
December 31, 2007

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Organization and basis of presentation:

Siebert, Brandford, Shank & Co., L.L.C. ("SBS" or the "Company") was formed on March 10, 1997 to engage in the business of tax-exempt underwriting and related trading activities. The Company qualifies as a Minority and Women Owned Business Enterprise in certain municipalities.

[2] Security transactions:

Security transactions, commissions, revenues and expenses are recorded on a trade date basis. Securities owned are valued at market value. The resulting unrealized gains and losses are reflected in income.

Securities owned, at market value, consist of municipal bonds value at $180,871.

Dividends are recorded on the ex-dividend date, and interest income and expense are recognized on an accrual basis.

[3] Investment banking:

Investment banking revenues include gains and fees, net of syndicate expenses, arising primarily from municipal bond offerings in which the Company acts as an underwriter or agent. Investment banking management fees are recorded on the offering date, sales concessions on the settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

[4] Furniture, equipment and leasehold improvements, net:

Furniture and equipment is stated at cost and depreciation is calculated using the straight-line method over the lives of the assets, generally five years. Leasehold improvements are amortized over the period of the lease.

[5] Cash equivalents:

For purposes of reporting cash flows, cash equivalents include money market funds.

[6] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

[7] Income taxes:

The Company is not subject to federal income taxes. Instead, the members are required to include in their income tax returns their respective share of the Company's income. The Company is subject to tax in certain state and local jurisdictions.

SIEBERT, BRANDFORD, SHANK & CO., L.L.C.

Notes to Financial Statements
December 31, 2007

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[8] New accounting pronouncements:

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 (FIN 48). FIN 48 clarifies the accounting for uncertainties in income taxes recognized in a company's financial statements in accordance with Statement 109 and prescribes a recognition threshold and measurement attributes for tax positions taken or expected to be taken on a tax return. Additionally, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. We adopted the provisions of FIN 48 as of January 1, 2007. The adoption of FIN 48 did not impact our financial position, results or operations or cash flows. Pursuant to FIN 48, the Company has opted to classify interest and penalties that would accrue according to the provisions of relevant tax law as interest and other general and administrative expenses. The Company is not subject to any tax examination for any federal or major state tax jurisdiction for the years prior to 2004.

In September 2006, the Financial Accounting Standards Board issued SFAS No. 157 ("SFAS 157"), "Fair Value Measurements". SFAS 157 defines fair value and establishes a framework for measuring fair value. It also expands the disclosures about the use of fair value to measure assets and liabilities. SFAS 157 is effective beginning the first fiscal year that begins after November 15, 2007. The Company expects that adoption of SFAS 157 will not have a material effect on the Company's financial statements.

NOTE B - SUBORDINATED BORROWINGS AND SECURED DEMAND NOTE RECEIVABLE

The subordinated debt at December 31, 2007 consists of a Secured Demand Note Collateral Agreement payable to Muriel Siebert & Co. Inc. ("Siebert"), in the amount of $1,200,000, bearing 8% interest and due August 31, 2009. Interest expense paid to Siebert for 2007 amounts to $96,000.

The subordinated borrowings are available in computing net capital under the Securities and Exchange Commission's (the "SEC") Uniform Net Capital Rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

The secured demand note receivable of $1,200,000 is collateralized by cash equivalents of Siebert of approximately $1,300,000 at December 31, 2007. Interest earned on the collateral amounted to approximately $74,000 in 2007.

SIEBERT, BRANDFORD, SHANK & CO., L.L.C.

Notes to Financial Statements
December 31, 2007

NOTE C - FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET

Furniture, equipment and leasehold improvements consist of the following:

Equipment	$ 492,782
Furniture and leasehold improvements	185,084
	677,866
Less accumulated depreciation and amortization	473,676
	$ 204,190

NOTE D - NET CAPITAL

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $10,027,694 which was $9,575,412 in excess of its required net capital and its ratio of aggregate indebtedness to net capital was .68 to 1. The Company claims exemption from the reserve requirements under Section 15c-3-3(k)(2)(ii).

NOTE E - COMMITMENTS AND CONTINGENCY

The Company rents office space under long-term operating leases expiring through 2013. These leases call for base rent plus escalations for taxes and operating expenses. Future minimum base rent under these operating leases are as follows:

Year	Amount
2008	$ 510,000
2009	477,000
2010	311,000
2011	188,000
2012	190,000
Thereafter	165,000
	$ 1,841,000

Rent expense including taxes and operating expenses for 2007 amounted to $661,172.

NOTE F - OTHER

During 2007, the Company was charged $240,000 by Siebert for general and administrative services.

SUPPLEMENTARY INFORMATION

SIEBERT, BRANDFORD, SHANK & CO., L.L.C.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2007

Total members' capital	$ 9,900,469
Add subordinated borrowings allowable in the computation of net capital	1,200,000
Total members' capital and allowable subordinated borrowings	11,100,469
Nonallowable assets:	
Furniture, equipment and leasehold improvements, net	204,190
Other assets	633,302
	837,492
Net capital before haircuts on securities positions	10,262,977
Less haircuts on securities:	
Debt securities	3,810
Other securities	231,473
	235,283
Net capital	**$ 10,027,694**
Aggregate indebtedness	**$ 6,784,243**
Computation of basic net capital requirement:	
Minimum net capital required	**$ 452,282**
Excess net capital	**$ 9,575,412**
Excess net capital at 1000%	**$ 9,349,269**
Ratio of aggregate indebtedness to net capital	**.68**

There are no material differences between the above computation of net capital and the
corresponding computation prepared by the Company as of the same date in its unaudited
Part II A FOCUS Report filing.

Eisner

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5

Board of Managers
Siebert, Brandford, Shank & Co., L.L.C.
New York, New York

In planning and performing our audit of the financial statements of Siebert, Brandford, Shank & Co., L.L.C., as of and for the year ended December 31, 2007, in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Eisner

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the Company's financial reporting.

A material weakness is a deficiency, or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Managers, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Eisner LLP

New York, New York
February 26, 2008

END